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RECEIVED
2007 OCT 23 A 8:27

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	23/10/2007
No. of pages including this one	2

07027528

SUPPL

Please find attached a press release from Erste Bank, announcing changes to the management board of BCR

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

dw 10/23

ERSTE BANK

INVESTOR INFORMATION

Vienna, 23 October 2007

Change in Management Board of Banca Comerciala Romana: Manfred Wimmer appointed interim CEO

Following today's resignation of Nicolae Danila from his position as CEO of Banca Comerciala Romana (BCR), the Romanian subsidiary of Erste Group, Manfred Wimmer, has been appointed as interim CEO. Mr Wimmer, a Management Board member of BCR, will take up his position with effect from 1 December 2007.

Nicolae Danila was appointed CEO of Banca Comerciala Romana in 2000 and retained his position after the privatisation of BCR in 2005. Commenting on his decision, Mr Danila said: "I consider that together with the entire team of BCR we have accomplished so far great success. Today, I would like to inform our clients, partners, my colleagues and the market that based on our mutual understanding I will leave the bank as of December 1, 2007. I am convinced that my successor will continue the success story of BCR and wish him and BCR all the best."

"We would like to thank Nick for the crucial contribution he has made to the solid financial results of Banca Comerciala Romana. He has provided the necessary stability, extensive experience and personal commitment to the successful integration of Banca Comerciala Romana into the Erste Group. We understand and accept his decision; and have together agreed on the timing. He leaves with our very best wishes for the future", commented Andreas Treichl, CEO of Erste Group.

Manfred Wimmer led the team responsible for the acquisition of Banca Comerciala Romana by Erste Group. He is currently vice-president and member of the Management Board of BCR, responsible for the integration of the bank into Erste Group. "Manfred Wimmer is the ideal choice for this senior position. He knows both the Group and the Romanian operation extremely well and he is best equipped to leverage Group synergies and operating strengths to take BCR to the next stage", added Treichl.

Manfred Wimmer will fulfil the CEO role on an interim basis. His priorities will be the completion of the integration and development program (IDP), the enhancement of the management system and performance models in BCR and the further strengthening of BCR's leading market position.

Once the integration process is completed, a new CEO will be appointed, who will then be able to dedicate his full attention to the bank's clients business and the further development of BCR's market position.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

END